Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

Date: July 14, 2020

July 13, 2020

Dear Sales team,

As you no doubt now know, we have announced a deal with Maxim Integrated this morning, which significantly steps up our ability to solve customers’ toughest problems. This is one where we are staying true to the customer need in delivering expert support to them.

I have attached a letter from Vince together with talking points you should use with customers.

I look forward to talking with many customers as well as many of our sales team over the coming week.

Best regards,

Martin Cotter

Senior Vice President Sales and Marketing

Analog Devices

CUSTOMER TALKING POINTS

•	I’m reaching out to share with you some exciting news – Analog Devices is combining with Maxim Integrated, a premier signal processing and power management franchise with world-class technology.

•	This combination will further broaden our product portfolio, applications expertise, and engineering and manufacturing capabilities, enabling us to develop more complete and innovative solutions.

○	Adds depth of domain expertise and breadth of capabilities by combining our best-in-class technologies from dc to 100ghz, nano to kilowatts & sensor to cloud.

○	Further diversifies our global manufacturing footprint.

•

Together, we will have access to more than 10,000 analog engineers – a competitive differentiator in our space – and a combined R&D investment of $1.5 billion to solve our customers’ most complex problems.

•

This combination is also highly complementary – Maxim Integrated brings the best in automotive, wired communications, and data center power management, while Analog Devices is a leader in broad industrial, wireless communications and digital healthcare.

Let me give you a few examples:

•	In automotive, we are making driving safer, greener and more entertaining:

○

Maxim Integrated has the leading, high-speed interconnect (GMSL) and better overall critical mass in power solutions; Analog Devices adds expertise in safety, in-cabin infotainment and audio interconnect (A2B).

•	In communications, we are transmitting, transporting, and powering data from antenna to cloud:

○	Wireline: Maxim Integrated has the leading wireline and data center solutions in high speed data; Analog Devices adds leading control technology.

○	Wireless: Analog Devices has the leading wireless position in 5G; Maxim Integrated adds leading power and connectivity.

•	In industrial automation, we are solving customers’ problems in interconnect and switching… broadening our addressable market.

○	Maxim Integrated has leading switching, clocking and reference technology; Analog Devices adds leading converter and precision signal processing and sensing technology.

•	With our increased scale, the amount of technical customer support (FSEs/FAEs) will also increase, providing you with better and more support across our broad analog catalogue.

•	We expect we can close the transaction in the summer of 2021. Until then, it will be business as usual and we will continue to operate as separate, independent companies.

○	We are committed to delivering excellent customer service and we expect no disruptions to customer support or our supply chain.

○	We expect to maintain our longest life and supply continuity as we integrate our offerings.

•	Rest assured that we personally, and our entire teams, remain focused on a single objective: delivering maximum customer impact. Thank you for your support.

FAQs

•	Will this change our contract? Does this give me the ability to renegotiate terms?

○	Until the deal closes, the two companies continue to operate as separate entities and it is business as usual for both.

○	Customers should continue to conduct business with their typical day-to-day contacts and current contracts remain in full force and effect.

○	The proposed transaction does not give you the ability to renegotiate terms.

•	Will my contract rollover when the transaction is finalized? How will the terms be structured or changed?

○	There is still a lot that we do not know. When we have more information, we will update you as soon as possible.

○	As of now, the two companies continue to operate as separate entities and it is business as usual for both.

•	How will this impact customers that work with both companies?

○	As of now, the two companies continue to operate as separate entities and it is business as usual for both.

○	Customers should continue to conduct business with their typical day-to-day contacts.

○	As always, when there is relevant information to convey, we will communicate it to you in a transparent and timely manner.

•	We recently experienced a disruption in service, in part due to COVID-19. Will this transaction impact your supply chain further?

○	We expect we can close the transaction in the summer of 2021. Until then, it will be business as usual and we will continue to operate as separate, independent companies.

○	We are committed to delivering excellent customer service and we expect no disruptions to customer support or our supply chain.

•	Why was this the right time to acquire Maxim Integrated?

○

As design complexity increases and innovation cycles become shorter, having access to more than 10,000 engineers and a combined R&D investment of $1.5 billion will drive accelerated product development and disruptive innovation.

○	This transaction enables us to stay ahead of analog market dynamics and position Analog Devices for sustainable, profitable growth.

◾	Analog design complexity increasing & innovation cycles decreasing driving the need for analog expertise.

◾	Analog expertise decreasing at customers relying more on suppliers to deliver disruptive innovation.

◾	Key secular growth trends are demanding more customized, complete systems & solutions at scale – and adaptation of technology and digitalization is accelerating.

•

Analog Devices and Maxim Integrated have certain similarities in terms of market and geographic exposure. Why didn’t Analog Devices consider acquiring a company with new technology and additive capabilities?

○	We believe this combination of two analog mixed signal industry leaders with innovation-focused cultures and a strong emphasis on engineering excellence will help us with increasing design complexity.

○	The combination will create tremendous value through an expanded R&D investment of $1.5 billion and more than 10,000 engineers – a competitive differentiator in our industry.

○	With increased complexity and shorter innovation cycle, we want to continue being the destination where the world’s best analog engineers want to work.

○	Together, with Maxim, we are taking another important step forward in becoming that destination.

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic scope or product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their expected tax rate based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ADI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ADI or Maxim may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ADI and Maxim. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 29, 2019, which was filed with the SEC on August 21, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.